EXHIBIT 3

TELESP CELULAR PARTICIPAÇÕES S.A.
public company

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
public company

Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) hereby clarify the following, in continuation of the implementation of the merger of shares of TCO by TCP (“Merger of Shares”):

1. TCP capital increase as a result of the Merger of Shares. With the consummation of the tender offer for the acquisition of common shares of TCO resulting from the acquisition of its control by TCP (“OPA”), the amount of the capital increase of TCP as a result of the Merger of Shares may be determined. The increase will be of R$1,012,907,956.77, from R$4,373,661,469.73 to R$ 5,386,569,426.50.

2. Issuance of TCP shares as a result of the Merger of Shares. The consummation of the OPA also allowed us to determine the number of shares to be issued as a result of the Merger of Shares: 335,211,939,758 total shares, being 14,198,232,698 common shares and 321,013,707,060 preferred shares. Therefore, after the conversion of preferred shares into common shares described in the announcement to shareholders published on November 20, 2003 (“Conversion”) and the Merger Shares, TCP capital stock will be represented by 1,506,996,292,267 shares, being 502,334,815,006 common shares and 1,004,661,477,261 preferred shares.

3. Exchange Ratio calculated based on the book value at market prices methodology. An eventual discrepancy between the methodology adopted by KPMG Corporate Finance in the preparation of the valuation reports (laudos) to determine the book value measured at market prices and that resulting from a literal interpretation of Article 264 of the Corporations Law was verified. The effect of this literal interpretation would be the exclusion of amounts relating to positive goodwill (ágio), negative goodwill (deságio) and provisions for losses in the investments held by TCP. The companies have requested KPMG Corporate Finance to also prepare a report (laudo) applying such methodology. This report (laudo) is available to the shareholders who wish to obtain additional information about the transaction in the companies’ websites and in the IPE system. [TEXT DELETED].

The amendments to the protocolo and justificação are available in the websites of TCP and TCO and in the IPE system of the Comissão de Valores Mobiliários.

The remaining terms and conditions of the Merger of Shares and the Conversion may be found in the Public Announcement (Fato Relevante) of TCP and TCO dated October 28, 2003 and the Announcement to Shareholders published on November 20, 2003 or at TCP’s Assessoria de Relações com Acionistas e Informações Públicas, at (011) 5105-

1182 (or at the electronic address: arthur.fonseca@vivo.com.br), or at TCO, at (061) 3962-7759 (or at the electronic address regiane.reis@tco.net.br).

São Paulo, November 21, 2003.

Telesp Celular Participações S.A.

Fernando Abella
Finance and Investors Relations Officer

Tele Centro Oeste Celular Participações S.A.

Luiz André Carpintero Blanco
Finance and Investors Relations Officer